FOR IMMEDIATE RELEASE

                                                               November 29, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


      Advantest Issues Stock Option (Stock Acquisition Rights) to Employees

Tokyo -November 29, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Articles 236, 238 and 239 of the Company Law and a shareholders resolution at the 64th annual general meeting of shareholders under the terms set forth below.


1. Date of allocation                                          December 1, 2006

2. Number of stock acquisition rights allocated                40

3. Issuance price                                              No consideration.


4. Class and total number of shares underlying the stock       8,000 shares of common stock of Advantest Corporation (each stock
   acquisition rights                                          acquisition right shall be exercisable for  200 shares)

5. Total subscription price to be paid upon exercise of        To be determined as of December 1, 2006
   each stock acquisition right

6. The total value of all shares (newly issued shares or       To be determined as of December 1, 2006
   treasury shares) issued or delivered upon the exercise
   of stock acquisition rights

7. Exercise period of the stock acquisition rights             Between April 1, 2007 and March 31, 2011

8. Matters concerning the amount of capital and the            (a) The  amount of capital increased by the issue of the
   additional paid-in capital increased by the                 shares upon exercise of the stock acquisition rights shall be the
   issuance of the shares upon exercise of the stock           amount equal to one-half of the maximum limit of capital increase, as
   acquisition rights                                          calculated in accordance with Article 40, Paragraph 1 of the Company
                                                               Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen (to be determined as of
                                                               December 1, 2006).
                                                               (b) The amount of additional paid-in capital increased by the issue of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in the sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in the sub-paragraph (a) above.



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

9. The number of employees receiving stock acquisition         Employees of the Company's overseas subsidiaries, totaling 3 rights



For Reference


(1) The date of the meeting of the Board of Directors          May 26, 2006
    setting the date for the annual general meeting of
    shareholders
(2) Date of the resolution made pursuant to the annual         June 27, 2006
    general meeting of shareholders


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